Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

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gasNatural

The delay from Brussels related to the proceeding, without confirming whether or not it has jurisdiction over the subject matter, generates legal uncertainty and distrust.

GAS NATURAL URGES THE EUROPEAN COMMISSION TO

RESOLVE IN CONNECTION WITH THE UNAUDITED FINANCIAL

STATEMENTS SUBMITTED BY ENDESA

•	The European Union authorities are not making a decision on the exact turnover of Endesa in Spain, taking into account that the electric utility submitted on September 19, 2005 to the European Commission more than 30 accounting adjustments that deviate from the figures contained in Endesa’s previous official, audited financial statements approved by its General Shareholders Meeting.

•	To the extent that the technical and legal services of the Commission have already delivered their respective conclusions, no other act or step should be pending.

•	Gas Natural demands swiftness and urgency to conclude this anomalous situation which is creating excessive delay in the normal process of the public offer (OPA) for Endesa. Gas Natural submitted this transaction seven weeks ago, based on legitimate information filed by Endesa before the Spanish Commercial Registry, the Comisión Nacional del Mercado de Valores (CNMV) and the U.S. Securities and Exchange Commission (SEC).

Gas Natural deems it essential for the European Union authorities to swiftly decide whether or not the public offer (OPA) for Endesa has community dimension, and accordingly whether or not it admits the acts undertaken by Endesa, directed to hinder by amending – after the announcement of the offer – certain criteria related to its public and audited financial statements.

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With said acts, Endesa’s current management is declaring a reduction of Endesa’s turnover of approximately 5 billion euros in Spain and Europe, all of which reaches a percentage only slightly below (64%) the 66.6%, at which point the Spanish Competition Authority (Servicio de Defensa a la Competencia) (SDC) assumes jurisdiction.

From the commencement of the process, Gas Natural has strictly complied with all the required steps and has provided all documentation that was required from it by both the Spanish and the European Union authorities. Further, Gas Natural has responded on time and in substance to the request made by the Commission for information with respect to the report submitted by Endesa and has rebutted each argument raised thereto by using strictly technical criteria.

Gas Natural positively values the desire for rigorousness demonstrated by the European Commission, while studying in detail the new accounting information provided by Endesa on September 19. However, Gas Natural would regret any legal uncertainty that may be created if public, official and audited information of corporate activity, which constitutes the basic foundation of the markets, is now questioned.

Gas Natural considers that for positive operation of the market, respect for the industrial activities and future projects, such activities deserve that any formal and previous inquiry, such as determining the agency responsible for analyzing a concentration, should be based on a plain and reliable rule with no room for any change by the interested parties. Otherwise, Gas Natural believes that changes in the criteria and policies may cause a material adverse effect on the free market, competition and society in general.

•	Gas Natural opines that, if a new general rule is applied with respect to the financial statements of Endesa based on Endesa’s desire to alter the criteria of its public audited financial statements, in addition to shifting the analysis solely to certain concepts that only Endesa has selected, it would impede the development of all such corporate transactions since it would be impossible to address the level of legal uncertainty that would be triggered by the random accounting creativeness of the management of the companies that receive an offer.

•	At the present time, when maximum transparency of the markets is paramount, it is not acceptable for the calculation of the turnover of any company to be based on totally subjective criteria, such as it is being proposed in the present case. The Spanish Ministry of Economy has endorsed this concern and has emphatically expressed its position on this issue.

Best Practices of The International Competition Network (ICN)

It should be noted that the International Competition Network (ICN), of which the European Commission is a member, has indicated the following three criteria in its Recommended Practices for Notification procedures related to Concentrations:

o	the thresholds should be clear and understandable,

o	the thresholds must be based on objectively quantifiable criteria, and

o	The thresholds must be based on information accessible to the parties.

Consistent with the worldwide standards adopted by The ICN, the Commission contemplated, in its Communication related to the calculation of turnover (DOC. 66 of March 2, 1998), that, as a general rule, the public audited financial statements of the particular company for the previous year shall be used, permitting only a limited number of adjustments. Further, in no event can such adjustments weaken the force of the basic principles mentioned above.

MORE THAN 30 ACCOUNTING ADJUSTMENTS

After Gas Natural’s announcement of its offer and at the same time when the Spanish Competition Authority (Servicio de Defensa a la Competencia) was already analyzing the transaction, the current management of Endesa submitted to Brussels more than 30 criteria amending the financial statements previously audited by Deloitte, approved by Endesa’s governing bodies and publicly presented to the markets, based on a biased and non-rigorous interpretation of the Regulation on Control of Concentrations.

•	Relevant Effects of the Adjustments

	Audited Inf.		Unaudited Inf.
Turnover Volume: Spain	11,080 M	€	aprox – 4,700 M€	6,480 M€

Turnover Volume: Rest of Europe	2,686 M	€	aprox +900 M€	3,586 M€

Turnover Percentage: Spain/Europe Total	80.4%		ð	64.0%

Under applicable law, a corporate transaction is only subject to the scrutiny of the European authorities if the percentage of the turnover volume in the home jurisdiction of the company in question is less than 66.6% (the so-called 2/3 rule)

Audited Inf. Unaudited Inf.

•	Auditors, accounting rules, regulatory and supervising entities

1.-	Auditing Firm: Deloitte (Spain and USA)

2.-	Accounting Rules Applicable to Endesa during its last fiscal year (2004):

Spain: Plan General Contable

USA: United States Generally Accepted Accounting Principles (US GAAP)

3.-	Regulatory and Supervising Entities

Spain: Comisión Nacional del Mercado de Valores (CNMV)

USA: Securities and Exchange Commission (SEC)

•	Principal adjustments made to Endesa’s turnover thus far by Endesa’s management

Some of the adjustments made by Endesa are not only contradictory vis-à-vis the actual audited financial statements of Endesa, but also as they relate among themselves.

	Audited Inf.	Unaudited Inf.

Coal premium	Income	Eliminated
Deduction for tasa (duty)	Cost Use of public assets	Less income
Jointly-controlled companies (Auna)	Consolidates (puesta equiv.)	Not considered.
Jointly-controlled companies (Portugal)	Consolidates (puesta equiv.)	It is considered.
Extra peninsular Compensation	Included	Excluded
Stranded Costs Italy	Excluded	Included

•	Interpretations and contradictions

In order for Endesa to reduce its turnover percentage in Spain below 66.6%, Endesa had to carry out three waves of adjustments to the publicly available information approved by its governing bodies.

The first two waves of adjustments aimed at reducing its turnover down to 72%, principally relate to two interpretations to reformulate its business figures and adapt the 2004 financial statements to the International Financial Reporting Standards (IFRS).

- First, Endesa has made a series of adjustments to produce a certain reformulation of its income to adapt the same to the International Financial Reporting Standards (IFRS). It should be taken into consideration that such accounting principles were not in effect in Spain during the period that Endesa wants to apply the same, (fiscal year 2004). Second, such accounting principles could not yet be considered as accepted accounting principles by the industry in question nor by the Spanish accounting authorities, as Endesa has acknowledged by the public registration of its financial statements with both the CNMV in Spain and the SEC in the USA.

-It is unacceptable that any such information with this degree of provisionality, and not applicable to the period for which it is intended to be used, could even be considered in a public and transparent process where the type of financial information to be used is explicitly defined and based on the audited financial statements for the previous fiscal year then ended of the company in question as approved by the company’s governing bodies.

—	Moreover, Endesa has made certain public statements regarding such adjustments pursuant to which Endesa has stated that such adjustments relate to accounting information that has been audited. However, such supposed aud it has not been registered with any public registry of any supervising market authorities where, if it existed, should have been included as relevant information, since it would significantly modify the current publicly available information.

Taking into consideration that, with all of the above, Endesa still did not reach the desired percentage, Endesa carried out a new string of diverse amendments to its financial statements, pursuant to a biased interpretation of the Regulation on Control of Concentrations, which contravenes its own accounting criteria and the intent of the law. Further, none of the adjustments made by Endesa were incorporated in the annual financial statements for 2004 audited by Deloitte, and if they had been audited, as Endesa publicly stated, there is no evidence of its registration as currently required by the official market supervising agencies.

If such audit would have not been carried out by the external auditor appointed at the General Shareholders Meeting of Endesa, Endesa would have been intentionally confusing the market by using the term “audited information” in a misleading manner.

Among the new adjustments made, it is noteworthy to point out the elimination of the coal premium received by Endesa as income, when it is well established that such subsidy is traditionally not intended to promote its sales.

Another adjustment aimed at reducing its sales volume in Spain relates to the deduction of the duty (tasa) for exclusive use or special enjoyment of public assets. The basis for this adjustment is so flawed that, if accepted, will result in a clear violation of article 191 of the Spanish Company Law by both Endesa and its auditors with respect to the preparation of Endesa’s 2004 annual financial statements.

These adjustments, as well as many others, have never been contemplated before by European Union authorities in connection with concentration cases.

Certain of the adjustments carried out by Endesa are not only inconsistent vis-à-vis its annual financial statements audited by Deloitte but also between such adjustments.

Among these, it is important to point out that now Endesa excludes from its calculation related to Spanish turnover a portion of the extra peninsular compensation (a type of stranded costs) that it receives. Endesa now alleges, contrary to what its annual financial statements reflect, that such portion relates back to the period between 2001 through 2003, and while utilizing diametrically opposite criteria, Endesa then includes 169 million euros as income for 2004 as stranded costs for Italy, thus increasing the total turnover for this jurisdiction notwithstanding the fact that such stranded costs relate to the period between 2000 through 2003 and are not even reflected in its audited financial statements for 2004.

Another example of the use of opportunistic adjustments is the treatment given to jointly-controlled companies. When Endesa applies the interpretation of the IFRS, aiming to obtain an specific result, it does not consolidate such interests in those jointly-controlled companies on a proportional basis in its financial statements, even though this is the preferred treatment pursuant to the IFRS. The Auna Group is included among such joint-controlled companies.

However, in a new set of adjustments for the European Commission, Endesa rectifies and then applies the proportional treatment for jointly-controlled companies, thus incorporating into the turnover volume for the rest of Europe the sales of different companies based in Portugal, since Endesa considers that it has joint control over said companies, although this time Endesa seems to forget to include Auna and its significant business turnover in Spain, despite the fact that Endesa is a party to the publicly known agreement currently in place for control of Auna.

Thus, the adjustments carried out by Endesa are more than 30.

The above are clear examples of the need to make adjustments, not in compliance with certain well defined criteria from the accounting point of view but rather pursuant to a completely biased criteria, so that certain line items are given different weight in the company’s final turnover in order to either increase or decrease the turnover of Endesa in Spain and the rest of Europe, based only on the interests of the management of Endesa. Such actions, surprisingly, are only intended to take away from the Spanish authorities their jurisdiction over the subject matter of this transaction and to create uncertainty in the capital markets in connection with the regulatory processes and the public offer (OPA), damaging the shareholders of both Gas Natural and Endesa.

THE MAGNITUDE OF ENDESA SPAIN

Taking into consideration the rest of the financial and operating dimensions of Endesa contemplated in its Annual Report for 2004, it is clear that the two- thirds rule that will allow the Spanish competition authorities to resolve on the Spanish dimension of the transactions is fully satisfied as revealed by the following:

	Spain	Rest of Europe
Income	81%	19%
Electricity Assets	83%	17%
Shareholders’ Equity	75%	25%
EBITDA	83%	17%
Investments	82%	18%
Employees	85%	15%
Electricity Output	75%	25%
Customers	99%	1%

In addition, it is important to note that the turnover of Endesa and Gas Natural in Portugal is not relevant since the Iberian market does not exist, as already set forth in the decision by the European Commission 12/9/04 in the case of COMP/M.3440.

In connection with Italy, it is also important to note that Endesa has an installed capacity in the electricity market that only reaches 10% of the companies that are larger than Endesa in Italy.

TIMELINE OF MILESTONES

•	September 5.- Gas Natural announces the public offer (OPA) for 100% of the share capital of Endesa.

•	September 12.- Gas Natural requests the analysis of the transaction by the Spanish Antitrust Authorities (Servicio de Defensa de la Competencia) of the Spanish Ministry of Economy.

•	September 19.- Endesa submits to the European Commission accounting information with more than 30 accounting adjustments.

•	September 26.- Gas Natural receives from the European Commission the notification of such financial statements.

•	September 27.- Gas Natural conveys such notification to the Servicio de Defensa de la Competencia

•	October 3.- Gas Natural submits before the General Directorate on Competition of the European Commission its considerations regarding the information presented by Endesa.

•	October 17.- The Spanish authorities maintain their competence over over this transaction and dismiss the accounting changes proposed by Endesa.

The need for coherent and thorough decisions

Given the volume and importance of the proposed transaction, which exceeds 22 billion euros, the high profile of the companies involved and the importance of the Spanish energy sector, Gas Natural wishes to declare that the time has now come to resolve the uncertainties and to restore to the financial markets the discipline and stability that should govern any financial information and corporate transactions.

Barcelona, October 23, 2005.

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This is a translation of a Spanish language press release. In case of discrepancies, the Spanish version will prevail.